Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400                  Fax: 949/673-4525

June 20, 2014

Justin Kisner, Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	First Rate Staffing Corporation
Amendment No. 1 to Form 10-K for the Year Ended December 31, 2013
Filed May 30, 2014
Form 8-K
Filed February 14, 2014
File No. 000-54427

Dear Mr. Kisner:

I am writing on behalf of First Rate Staffing Corporation (the “Company”). The Company is in receipt of your recent comment letter dated June 6, 2014 with respect to the above-referenced filings. The Company is working diligently to address the outstanding comments regarding the Form 8-K/A and the Form 10-K/A, including specifically the financial statements that were requested by the Staff.

Per the instructions in your comment letter, we are writing today to inform you that the Company requests an additional ten (10) business day extension to respond to the outstanding comments. The Company currently plans to submit its responses and the amended documents (Forms 8-K/A and 10-K/A, respectively) on or prior to Monday, July 7, 2014. In the event that there are any further delays or issues, we will attempt to advise you by that time if there is any reason why the Company cannot amend the documents and submit its responses to outstanding comments by July 7, 2014.

For any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or me at (310) 709-4338. In addition, we request that electronic copies of any comment letters or other correspondence from the Commission to the Company be forwarded to Lee Cassidy and me at lwcassidy@aol.com and tony@tonypatel.com, respectively.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates